UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number:  001-36231

Scorpio Bulkers Inc.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the notice, proxy statement and proxy card of Scorpio Bulkers Inc. (the "Company") for the Company's 2017 Annual Meeting of Shareholders scheduled to be held on May 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO BULKERS INC. (registrant)
Dated: April 24, 2017
	By:	/s/ Hugh Baker
Hugh Baker Chief Financial Officer

Exhibit 1
April 20, 2017
TO THE SHAREHOLDERS OF SCORPIO BULKERS INC.
Enclosed is a notice of the 2017 annual meeting (the "Meeting") of the holders of common shares (the "Shareholders") of Scorpio Bulkers Inc. (the "Company"), which will be held at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 on May 31, 2017 at 11:00 a.m., the Company's proxy statement and certain other related materials.  These materials together with the Company's annual report on Form 20-F that contains the Company's audited financial statements for the fiscal year ended December 31, 2016 (the "Annual Report") may be found at http://www.edocumentview.com/SALT.  Any Shareholder may receive a hard copy of these materials free of charge upon written request to the Company.
At the Meeting, Shareholders will consider and vote upon the following proposals:
1.	To elect three Class A Directors to serve until the 2020 annual meeting of Shareholders ("Proposal One");
2.	To approve the appointment of PricewaterhouseCoopers Audit as the Company's independent auditors for the fiscal year ending December 31, 2017 ("Proposal Two"); and
3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
Provided that a quorum is present, the following is required to adopt the proposals: (1) adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the holders of shares entitled to vote in the election; and (2) adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares represented at the Meeting.  To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at the Meeting.  If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.
You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING.  ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE BY ELECTRONIC MAIL.  IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.  ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING.  IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON APRIL 10, 2017.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Very truly yours, /s/ Emanuele Lauro Emanuele Lauro Chairman and Chief Executive Officer

Monaco Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 Tel: +377 9798 5715; Fax: +377 9777 8346	New York 150 East 58th Street - New York, NY 10155, USA Tel: +1 646 432 1675; Fax: +1 212 542 1618
e-mail & website: info@scorpiobulkers.com
www.scorpiobulkers.com

SCORPIO BULKERS INC.
 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
April 20, 2017
NOTICE IS HEREBY given that the 2017 annual meeting (the "Meeting") of the holders of common shares (the "Shareholders") of Scorpio Bulkers Inc. (the "Company") will be held on May 31, 2017 at 11:00 a.m., at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 for the following purposes, of which proposals 1 and 2 are more completely set forth in the accompanying proxy statement:
1.	To elect three Class A Directors to serve until the 2020 annual meeting of Shareholders;
2.	To approve the appointment of PricewaterhouseCoopers Audit as the Company's independent auditors for the fiscal year ending December 31, 2017; and
3.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
The board of directors has fixed the close of business on April 10, 2017 as the record date for the determination of the Shareholders entitled to receive this notice of Meeting and to vote at the Meeting or any adjournment thereof.
Shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at the Meeting, who attend the Meeting in person or by proxy, shall be a quorum for the purposes of the Meeting.  If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Meeting until a quorum is present.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING.  ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE BY ELECTRONIC MAIL.  IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.  ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING.  IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON APRIL 10, 2017.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

This notice of Meeting, the proxy statement and certain other related materials, such as the Company's annual report on Form 20-F that contains the Company's audited financial statements for the fiscal year ended December 31, 2016 (the "Annual Report"), may be found at http://www.edocumentview.com/SALT.  Any Shareholder may receive a hard copy of these materials free of charge upon written request to the Company.
BY ORDER OF THE BOARD OF DIRECTORS /s/ Anoushka Kachelo Anoushka Kachelo Secretary

April 20, 2017
 Monaco

SCORPIO BULKERS INC.
 LE MILLENIUM, 9, BOULEVARD CHARLES III, MONACO MC 98000
_______________________
PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
 TO BE HELD ON MAY 31, 2017
_______________________
INFORMATION CONCERNING SOLICITATION AND VOTING
General
The enclosed proxy is solicited on behalf of the board of directors (the "Board") of Scorpio Bulkers Inc., a Marshall Islands corporation (the "Company"), for use at the 2017 annual meeting (the "Meeting") of holders of common shares of the Company (the "Shareholders") to be held at the office of Scorpio Commercial Management S.A.M., Le Millenium, 9, Boulevard Charles III, Monaco MC 98000 on May 31, 2017 at 11:00 a.m., or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying notice of Meeting.  This proxy statement and the accompanying form of proxy are expected to be mailed to the Shareholders entitled to vote at the Meeting on or about April 20, 2017.  These materials together with the Company's annual report on Form 20-F that contains the Company's audited financial statements for the fiscal year ended December 31, 2016 (the "Annual Report") may be found at http://www.edocumentview.com/SALT.  Any Shareholder may receive a hard copy of these materials free of charge upon written request to the Company.
Voting Rights and Outstanding Shares
On April 10, 2017 (the "Record Date"), the Company had issued and outstanding 75,311,622 common shares, par value $0.01 per share (the "Common Shares").  Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more Shareholders of record (in person or by proxy) holding at least one-third of the shares issued and outstanding and entitled to vote at the Meeting shall constitute a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned signed without instructions will be voted FOR the proposals set forth on the notice of Meeting.
The Common Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "SALT."
Revocability of Proxies
A Shareholder may revoke its proxy at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company's principal executive office, Le Millenium, 9, Boulevard Charles III, Monaco MC 98000, a written notice of revocation by a duly executed proxy bearing a later date (not later than the Meeting date), or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF DIRECTORS
The Company currently has seven directors divided into three classes.  As provided in the Company's Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director's successor is elected and has qualified.  The terms of the Company's Class A Directors expire at the Meeting.  The terms of the newly elected Class A Directors will expire at the Company's 2020 Annual Meeting of Shareholders.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following three nominees.  It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.
Nominees for Election to the Company's Board
Information concerning the nominees for directors of the Company is set forth below:
Name	Age	Position
Emanuele Lauro	38	Class A Director
Roberto Giorgi	66	Class A Director
Thomas Ostrander	66	Class A Director

Emanuele Lauro, Director
Emanuele A. Lauro, the Company's co-founder, serves and has served as the Company's Chairman and Class A Director since April 9, 2013 and as the Company's Chief Executive Officer since July 1, 2013.  Mr. Lauro also serves and has served as Chairman and Chief Executive Officer of Scorpio Tankers (NYSE: STNG) since its initial public offering in April 2010, and as Director of the Standard Club since May 2013.  He joined the Scorpio group of companies, or the Scorpio Group, in 2003 and has continued to serve there in a senior management position since 2004.  Under Mr. Lauro's leadership, Scorpio Group has grown from an owner of three vessels in 2003 to become a leading operator and manager of approximately 210 vessels in 2016.  Over the course of the last several years, Mr. Lauro has founded and developed all of the Scorpio Group Pools in addition to several other ventures such as Scorpio Logistics, which owns and operates specialized assets engaged in the transshipment of dry cargo commodities and invests in coastal transportation and port infrastructure developments in Asia and Africa since 2007.  Mr. Lauro has a degree in international business from the European Business School, London.  Mr. Lauro is the brother of the Company's Vice President, Mr. Filippo Lauro.
Roberto Giorgi, Director
Roberto Giorgi serves and has served as a Class A Director since the closing of the Company's initial public offering in December 2013.  Mr. Giorgi also serves and has served as Executive Chairman of Fraser Yachts since September 2014 and as a committee member of Skuld P&I Club since June 2013.  From 2014 to 2015, he served as Honorary President and member of the Group Executive of V.Ships, the world's largest ship management company.  From 1988 to 2014, Mr. Giorgi has held various roles within V.Ships, including President of V.Ships Ship Management, Managing Director of V.Ships New York, head of V.Ships Leisure in the cruise sector, and head of V.Ship's ship management operation from its Monaco office.  From 2008 to 2010, Mr. Giorgi also served as President of InterManager, the international trade association for third-party and in-house ship managers, whose members between them are responsible for approximately 3,700 ships and more than 200,000 crew members.  Prior to joining the V.Ships Group, he attended the San Giorgio Nautical College in Genoa (1964 – 1969) and sailed from Deck Cadet to First Officer with Navigazione Alta Italia, Italian line and Sitmar Cruises.  Before joining the merchant marine, he spent one year (1970/71) in the Naval Academy of Leghorn and sailed with the Italian Navy as Lieutenant.
Thomas Ostrander, Director
Thomas Ostrander serves and has served as a Class A Director since January 2016.  From 2013 to 2015, Mr. Ostrander served as Chief Financial Officer of U.S. Alliance Paper Inc., a privately held business involved in consumer tissue converting and marketing in the eastern half of the United States.  From 2011 to 2013, he served as a Managing Director at GCA Savvian, a global investment bank.  From 2006 to 2008, Mr. Ostrander served as a Managing Director and Sector Head in the Industrial Group at Banc of America Securities.  From 1989 to 2006, he held various roles within Citigroup (legacy Salomon Brothers), where he was most recently Chairman of the Global Industrial Group for North America.  Prior to that, he was Head of the Global Industrial Group for North America and Co-Head of the Global group.  From 1976 to 1989, he served in various roles, including as a Managing Director, and he was a member of the Board of Directors of New York based Kidder Peabody & Co., where he also was Co-Founder and Co-Head of Equity Capital Markets.  Furthermore, Mr. Ostrander was a Director of Westmoreland Coal Company for over 12 years, where he served as Chairman of the Corporate Governance Committee and was a member of the Audit, Compensation and Benefits, Finance and Nominating Committees.  Mr. Ostrander has an MBA from Harvard Business School and an AB from the University of Michigan in Economics and Accounting.
Required Vote.  Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the holders of shares entitled to vote in the election.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, SIGNED PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO
APPROVAL OF APPOINTMENT OF
 INDEPENDENT AUDITORS
The Board is submitting for approval at the Meeting the selection of PricewaterhouseCoopers Audit as the Company's independent auditors for the fiscal year ending December 31, 2017.
PricewaterhouseCoopers Audit has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.
All services rendered by the independent auditors are subject to review by the Audit Committee of the Board.
Required Vote.  Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares represented at the Meeting.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS AUDIT AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2017.  UNLESS REVOKED AS PROVIDED ABOVE, SIGNED PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but Shareholders may be solicited by telephone, e-mail, or personal contact.
ELECTRONIC DELIVERY
Shareholders can access documents related to the Meeting, including the Company's latest Annual Report, at: http://www.edocumentview.com/SALT.
For Shareholders who hold their shares through a bank or brokerage account, instead of receiving future copies of these documents by mail, Shareholders can elect to receive an e-mail that will provide electronic links to the proxy materials.  Opting to receive your proxy materials online will save the Company the cost of producing and mailing documents to your home or business, and will also give you an electronic link to the proxy voting site.
EFFECT OF ABSTENTIONS
An "abstention" occurs when a Shareholder sends in a proxy with explicit instructions to decline to vote regarding a particular matter (other than the election of Directors for which the choice is limited to "for" or "withhold").  Abstentions are counted as present for purposes of determining a quorum.  Abstentions will not be counted in determining whether Proposal Two has been approved.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board /s/ Anoushka Kachelo Anoushka Kachelo Secretary

April 20, 2017
 Monaco

SCORPIO Bulkers

IMPORTANT ANNUAL MEETING INFORMATION

Admission Ticket

Electronic Voting Instructions

You can vote by internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 1:00 a.m., Central Standard Time, on May 31, 2017.

Vote by Internet

- Go to **www.envisionreports.com/SALT**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. ☒

Annual Meeting Proxy Card

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ALL THREE NOMINEES LISTED IN PROPOSAL 1 AND FOR PROPOSAL 2:

1. Election of Directors:

Nominee	For	Withhold
01 - Emanuele A. Lauro	☐	☐
02 - Roberto Giorgi	☐	☐
03 - Thomas Ostrander	☐	☐

B Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Meeting Attendance Mark the box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below. / /

Signature 1 — Please keep signature within the box.

Signature 2 — Please keep signature within the box.

1 U P X

02U5ED